EXHIBIT (h)(4)

WORLDWIDE HEALTH SCIENCES PORTFOLIO MANAGEMENT AGREEMENT

     AGREEMENT made this 1st day of August, 2011 between Worldwide Health Sciences Portfolio, a Massachusetts business trust, (the "Trust") and Eaton Vance Management, a Massachusetts business trust, (the "Manager"):

     1. Duties of the Manager. The Trust hereby employs the Manager to manage the affairs of the Trust, subject to the supervision of the Trustees of the Trust, for the period and on the terms set forth in this Agreement. The Manager hereby accepts such employment, and agrees to manage the Trust's affairs and, in connection therewith, to furnish for the use of the Trust office space and all necessary office facilities, equipment and personnel for managing the affairs of the Trust. OrbiMed Advisors, LLC, in its capacity as investment adviser to the Trust, (the “Adviser”) is responsible for managing the investment and reinvestment of the assets of the Trust under the Trust's separate Investment Advisory Agreement dated August 1, 2011 (the “Advisory Agreement”). The Manager's services shall include (but are not limited to) the following:

  arranging for and assisting in the preparation and assembly of all financial and related reporting required to be filed by the Trust with the Securities and Exchange Commission (“SEC”) on Forms N-CSR, N-Q and N-SAR, or on such other form as the SEC may require, and the filing of such reports with the SEC;
  reviewing the provision of services by the Trust’s independent accountants, including, but not limited to, the audit by such accountants of financial statements of the Trust and the preparation by such accountants of the Trust’s federal, state and local tax returns; and making such reports and recommendations to the Trustees of the Trust concerning the performance of the independent accountants as the Trustees deem appropriate;
  arranging for the filing with the appropriate authorities all required federal, state and local tax returns and monitoring compliance with sub-chapter M of the Internal Revenue Code and making recommendations regarding distributions from income and capital gains in connection therewith;
  arranging for meetings of Holders of the Trust and preparing materials relating to Holder meetings;
  overseeing and monitoring the provision of custodian, fund accounting, compliance and related administrative services to the Trust; and making such reports and recommendations to the Trustees concerning the provision of such services as the Trustees deem appropriate;
  overseeing the valuation of all such portfolio investments and other assets of the Trust (subject to any guidelines, directions and instructions of the Trustees), and overseeing and monitoring the calculation of the net asset value of interests in the Trust;
  establishing the accounting policies of the Trust and reconciling accounting issues which may arise with respect to the Trust’s operations;
  reviewing the Trust’s bills and authorizing payments of such bills by the Trust’s custodian;
  arranging for the preparation and filing of all registration statements and other reports (such as Form N-PX) required to be filed by the Trust with the SEC;

  overseeing and monitoring the activities and services of the Adviser under the Advisory Agreement and providing periodic reports to the Board with respect thereto;
  distributing and reviewing quarterly compliance questionnaires that require information concerning the Adviser’s compliance with Fund investment policies and restrictions (including those contained in the Trust’s registration statement, as well as any applicable regulatory restrictions);
  obtaining quarterly affirmations from the Adviser that there have been no material compliance violations during the period or, if a violation has occurred, requesting and reviewing an explanation for the violation;
  reviewing the Adviser’s compliance testing program in connection with it’s Rule 38(a)-1 compliance certification, coordinating the Adviser’s presentation of compliance information to the Trustees, distributing and reviewing a detailed annual compliance questionnaire in conjunction with the Adviser’s Rule 38(a)-1 compliance certification;
  periodically reviewing the Adviser’s Form ADV to identify changes in business model and/or potential conflicts of interest;
  periodically visiting the offices of the Adviser and reviewing information relating to its compliance policies and procedures;
  informing the Adviser of changes to policies and procedures applicable to the Trust;
  serving as a liaison between the Trust’s Board of Trustees and the Adviser, including (but not limited to) reviewing and advising the Board with respect to any changes to the Trust’s investment policies requested by the Adviser and providing periodic reports to the Board regarding other investment advisory matters;
  consulting with the Trust’s independent accountants, legal counsel, custodian, accounting and bookkeeping agents and transfer and dividend disbursing agent as necessary; and
  providing to the Trust such other internal legal, accounting, compliance and executive management services as the Trustees may reasonably request in connection with the Trust’s business affairs.

     2. Compensation of the Manager. For the services, payments and facilities to be furnished hereunder by the Manager, the Trust shall compensate the Manager as described on Appendix A. The Manager may, from time to time, waive all or a part of such compensation.

     In case of initiation or termination of this Agreement during any month, the fee for that month shall be reduced proportionately on the basis of the number of calendar days during which it is in effect and the fee shall be computed upon the average net assets for the business days it is so in effect for that month.

     3. Allocation of Charges and Expenses. It is understood that the Trust will pay all its expenses other than those expressly stated to be payable by the Manager hereunder, which expenses payable by the Trust shall include, without implied limitation:

(i)	expenses of maintaining the Trust and continuing its existence;
(ii)	commissions, fees and other expenses connected with the acquisition, holding and disposition of securities and other investments;
(iii)	auditing, accounting and legal expenses,

(iv)	taxes and interest;
(v)	governmental fees;
(vi)	expenses of issue, sale and redemption of Interests in the Trust;
(vii)	expenses of registering and qualifying the Trust and Interests in the Trust under federal and state securities laws and of preparing and printing registration statements or other offering documents or memoranda for such purposes and for distributing the same to Holders and investors, and fees and expenses of registering and maintaining registrations of the Trust and of the Trust's placement agent as broker-dealer or agent under state securities laws;
(viii)	expenses of reports and notices to Holders and of meetings of Holders and proxy solicitations therefore;
(x)	expenses of reports to governmental officers and commissions;
(xi)	insurance expenses;
(xii)	association membership dues;
(xiii)	fees, expenses and other disbursements, if any, of custodians and sub- custodians for all services to the Trust (including without limitation safekeeping of funds, securities and other investments, keeping of books, accounts and records, and determination of net asset values, book capital account balances and tax capital account balances);
(xiv)	fees, expenses and disbursements of transfer agents, dividend disbursing agents, Holder servicing agents and registrars for all services to the Trust;
(xv)	expenses of servicing the accounts of Holders;
(xvi)	any direct charges to Holders approved by the Trustees of the Trust;
(xvii)	compensation and expenses of Trustees of the Trust who are not employees, officers, directors or trustees, of the Manager or any affiliate of the Manager;
(xviii)	the advisory fees payable under any advisory agreement to which the Trust is a party; and
(xix)	such non-recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and the obligation of the Trust to indemnify its Trustees, officers and Holders with respect thereto.

     4. Other Interests. It is understood that Trustees, officers and Holders of Interest in the Trust are or may be or become interested in the Manager as Trustees, officers, or employees, or otherwise and that Trustees, officers and employees of the Manager are or may be or become similarly interested in the Trust, and that the Manager may be or become interested in the Trust as a shareholder or otherwise. It is also understood that Trustees, officers and employees of the Manager may be or become interested (as directors, trustees, officers, employees, shareholders or otherwise) in other companies or entities (including, without limitation, other investment companies) which the Manager may organize, sponsor or acquire, or with which it may merge or consolidate, and that the Manager or its subsidiaries or affiliates may enter into advisory or management agreements or other contracts or relationships with such other companies or entities.

     5. Limitation of Liability of the Manager. The services of the Manager of the Trust are not to be deemed to be exclusive, the Manager being free to render services to others and engage in other business activities. In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of the Manager, the Manager shall not be subject to liability to the Trust or to any Holder of the Trust for any act or omission in the course of, or connected with, rendering services hereunder or for any losses which may be sustained in the acquisition, holding or disposition of any security or other investment.

     6. Duration and Termination of the Agreement. This Agreement shall become effective upon the date of its execution, subject to the condition that the Trust’s Board, including a majority of those Trustees who are not interested persons (as such term is defined in the 1940 Act) of the Manager, and the Holders of Interests in the Trust, shall have approved this Agreement in the manner required for contracts that are subject to the requirements of Section 15(a) of the 1940 Act. Unless terminated as herein provided, this Agreement shall remain in full force and effect through and including April 30, 2012 and shall continue in full force and effect indefinitely thereafter, but only so long as such continuance after April 30, 2012 is specifically approved at least annually (i) by the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Trust and (ii) by the vote of a majority of those Trustees of the Trust who are not interested persons of the Manager (the “Independent Trustees”) cast in person at a meeting called for the purpose of voting on such approval.

     Either party hereto may, at any time on sixty (60) days' prior written notice to the other, terminate this Agreement, without the payment of any penalty, by action of its Trustees, and the Trust may, at any time upon such written notice to the Manager, terminate this Agreement by vote of a majority of the outstanding voting securities of the Trust. This Agreement shall terminate automatically in the event of its assignment.

     7. Amendment of the Agreement. This Agreement may be amended by a writing signed by both parties hereto, provided that no amendment to this Agreement shall be effective until approved by the vote of a majority of the Trustees of the Trust.

     8. Limitation of Liability. The Manager expressly acknowledges the provision in the Declaration of Trust of the Trust limiting the personal liability of the Trustees and officers of the Trust, and the Manager hereby agrees that it shall have recourse to the Trust for payment of claims or obligations as between the Trust and the Manager arising out of this Agreement and shall not seek satisfaction from any Trustee or officer of the Trust.

     9. Certain Definitions. The term "assignment" when used herein shall have the meaning specified in the 1940 Act as now in effect or as hereafter amended subject, however, to such exemptions as may be granted by the SEC by any rule, regulation or order. The terms "Holders" and "Interests" when used herein shall have the respective meanings specified in the Declaration of Trust of the Trust.

WORLDWIDE HEALTH SCIENCES PORTFOLIO	EATON VANCE MANAGEMENT

/s/ Maureen A. Gemma	/s/ Maureen A. Gemma
Secretary	Vice President

Appendix A

Compensation. For the services, payments and facilities to be furnished hereunder by the Manager, the Manager shall be entitled to receive from the Trust a fee computed daily and payable monthly at an annual rate equal to the following asset-based fee rate:

Average Daily Net Assets	Annual Fee Rate
Up to $500 million	0.375%
$500 million but less than $1 billion	0.340%
$1 billion but less than $1.5 billion	0.310%
$1.5 billion but less than $2 billion	0.275%
$2 billion but less than $2.5 billion	0.240%
$2.5 billion and over	0.210%

The Trust's net asset value shall be computed in accordance with the Declaration of Trust of the Trust and any applicable votes and determinations of the Trustees of the Trust.

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